D U N D E E    B A N C O R P    I N C .

M A N A G E M E N T ' S     D I S C U S S I O N    A N D    A N A L Y S I S

DUNDEE BANCORP INC. (the "Company" or "Dundee Bancorp") is primarily a holding company dedicated to wealth management, real estate and resources through a variety of activities and investments. Certain of these activities are carried out directly through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings. In each case, these investments include both publicly traded and private companies, and depending on the percentage ownership, will be afforded different accounting treatments in our consolidated financial statements.

Because we operate in three different industry sectors and because our investments differ by ownership, structure and associated accounting requirements, it often appears complex to analyze our results. It is important to mention that we do not view our Company as a fund, nor do we concern ourselves about the daily trading prices in the marketplace. For the most part, we have founded and built the companies that we own and we take an active role in the development, if necessary. As such, during any period, the market value of our holdings may change and the amounts that we record as investment gains and losses may fluctuate significantly.

This Management's Discussion and Analysis has been prepared to include the requirements of Form 51-102F1 issued by the Canadian Securities Administrators and has been prepared with an effective date of April 30, 2004.

O P E R A T I N G     S E G M E N T S

During 2003, our business changed as a result of significant transactions in both our wealth management and real estate business units. In our resources business, we have concentrated our investment holdings in a few larger investees and have disposed of others, including most of the less significant holdings. As a result, we reevaluated the composition of our operating segments and we have reclassified our resources and real estate investments that were previously included in the "Corporate and Investment Portfolio" segment into either the real estate or the resources operating segment, as appropriate. We have reclassified the comparative figures to be consistent with the new segmented presentation.

We are now reporting four operating segments as follows:

WEALTH MANAGEMENT

The wealth management segment consists of the wealth management operations of our 68% owned subsidiary, Dundee Wealth Management Inc. ("Dundee Wealth"), and its operating subsidiaries, as well as the wealth management activities conducted through our wholly owned subsidiary, The Dundee Bank, which is located in the Cayman Islands.

REAL ESTATE

The real estate segment consists of the land and housing operations of our 85% owned subsidiary, Dundee Realty Corporation ("Dundee Realty"), as well as our interest in Dundee Real Estate Investment Trust ("Dundee REIT").

RESOURCES

The resources segment consists of our holdings in a variety of resource entities, including our 51% owned subsidiary, Eurogas Corporation ("Eurogas"), and our interests in Dundee Precious Metals Inc. ("Dundee Precious") and Breakwater Resources Ltd. ("Breakwater").

OTHER INVESTMENTS AND CORPORATE COSTS

Our corporate and other investment holdings segment includes our remaining corporate investments which are either accounted for on an equity basis if they are subject to significant influence, or are accounted for at cost. This segment also includes our general corporate overhead costs, which are not specifically allocated to any operating division.

S E L E C T E D    C O N S O L I D A T E D    F I N A N C I A L   I N F O R M A T I O N    O F    D U N D E E    B A N C O R P

(in thousands of dollars except for number of shares and amounts per share)

For the years ended December 31	2003	2002	2001

Total assets	1,738,230	1,216,405	1,050,132
Corporate debt	295,622	238,628	203,799
Future income tax liabilities	38,670	54,847	42,415
Other liabilities	561,376	335,520	320,342
Non controlling interest	245,927	108,444	37,721

	1,141,595	737,439	604,277
Net assets represented by common shares	596,635	478,966	445,855

Revenue	443,505	272,753	240,259
Investment income	44,545	10,942	8,421
Share of earnings (loss) of equity accounted investments	8,926	2,252	(20,124)
Investment provision	(4,655)	(9,265)	(31,379)
Dilution gain	32,700	75,680	-
Extraordinary gain	19,951	-	-

Net earnings (loss) before extraordinary gain	100,959	50,256	(56,965)
Net earnings (loss) for the year	120,910	50,256	(56,965)

Weighted average number of common shares (in thousands of shares)
Basic	25,217	25,436	26,212
Diluted	25,475	25,640	26,212

Earnings (loss) per share before extraordinary gain
Basic	4.00	1.98	(2.17)
Diluted	3.96	1.96	(2.17)

Earnings (loss) per share
Basic	4.79	1.98	(2.17)
Diluted	4.75	1.96	(2.17)

P E R F O R M A N C E     M E A S U R E S    A N D    B A S I S    O F

P R E S E N T A T I O N

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. Dollar amounts referred throughout this Management's Discussion and Analysis, including tabular amounts, are reported in Canadian dollars. Management believes that important measures of the Company's operating performance and that of its subsidiaries include certain measures that are not defined under GAAP and as such, may not be comparable to similar measures used by other companies. Throughout this discussion, there will be references to the following performance measures which management believes are relevant to an understanding of the economics of our business:

  "AUA" or "Assets under Administration" which represent the market value of client assets administered in respect of which Dundee Wealth earns commissions, trailer fees and administrative and other similar fees. AUA are not reflected on the Company's balance sheet. To the extent that AUA are managed by Dundee Wealth, such assets may also be included in their respective AUM.
  "AUM" or "Assets under Management" which represent the market value of client assets managed by Dundee Wealth on a discretionary basis in respect of which Dundee Wealth earns an investment management fee. AUM are not reflected on the Company's balance sheets.
  "EBITDA" which represents earnings before interest, taxes, depreciation and amortization earned directly by Dundee Wealth. The Company uses this measure as a supplement for net earnings and cash flows in the wealth management segment.
  "Operating Earnings before Interest, Taxes and Other Non Cash Items" and "Operating Earnings" are set out in the consolidated statements of operations of the Company. While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings of the Company.

A C C O U N T I N G    P O L I C I E S    A N D    E S T I M A T E S

Certain accounting policies are critical to understanding the results of operations and financial condition of the Company, and some of these policies require our management, or management of investee companies, to make judgements and estimates on matters that are uncertain. Changes in these estimates may have a material impact on financial results and on the Company's financial condition. A summary of significant accounting policies and new policies adopted during 2003 are discussed in notes 1 and 17 to the 2003 audited consolidated financial statements of the Company. Some of the more significant judgements and estimates made by management are discussed below:

Carrying Value of Investments - We own investments in publicly and privately issued securities, which are generally carried at cost. From time to time, management assesses whether a write-down is required to reflect an other than temporary decline in value. To complete its assessment, management will look at a number of factors, including the market price of the security, if available, the conditions and prospects of the underlying business, including its profitability, and comparable valuations. We may also use other valuation techniques such as discounted cash flow valuation models. Many of these factors require management to make subjective estimates. Where appropriate, an investment provision will be made against the carrying value of the investment. Under current GAAP, any subsequent recovery in the value of an investment that has been provided for cannot be realized until the investment is disposed of. Investment provisions are reflected as a separate line item on the consolidated statements of operations.

Allowance for Credit Losses - In accordance with brokerage industry practice, client transactions within Dundee Wealth are entered into on either a cash or margin basis. When credit is extended to a client to purchase securities, the securities are held as collateral for the amounts loaned. Clients purchasing securities on margin must maintain collateral in their accounts in accordance with regulatory guidelines. Dundee Wealth has established an allowance for credit losses which consists of specific and general components based on management's estimate of such losses. Dundee Wealth compares the amount loaned to each client to the market value of securities held in such accounts to determine the provision for credit losses. The market value of the securities held as collateral can fluctuate daily based on market forces, which could lead to an unexpected increase in the provision or additional credit losses.

Provision for Litigation - The Company and its subsidiaries are defendants in various legal actions, some of which relate to activities of acquired entities that arose prior to the date of acquisition. The Company's operating results include a provision for potential liabilities in respect of these matters, which provision is determined using management's best estimates based on the facts and circumstances of each claim on a case by case basis, taking into consideration all information available to the Company. The claims are reviewed every quarter or as new information becomes available. In certain cases, legal claims may be covered under the Company's various insurance policies.

Goodwill and Other Intangible Assets Impairment - Goodwill and other intangible assets with an indefinite life are subject to value-based impairment testing at least on an annual basis. Determining the useful lives and values of intangible assets requires judgement by management. To assess possible impairment of intangible assets, we have developed several models that provide for changes in various business measures. In the case of Dundee Wealth, these would include changes in AUA and AUM as well as an estimate of forward earnings. These models are applied consistently from year to year.

Business Combinations - Management uses judgement in applying the purchase method of accounting to business combinations and, specifically, in identifying and valuing identifiable assets and liabilities acquired on an acquisition. In certain cases, identifiable assets are valued using a discounted cash flow model which is subject to a variety of assumptions. The value placed on the assets and liabilities acquired will have an effect on the amount of goodwill that the Company will record on an acquisition.

Income Taxes - Management estimates income taxes payable and the values of future income tax assets and liabilities and assesses the realization of these deferred income tax assets regularly to determine whether a valuation allowance is required. Based on evidence, both positive and negative, management determines whether it is more likely than not that those future income tax assets will be realized prior to their expiration. The factors considered include estimated future earnings based on internal forecasts, cumulative losses in recent years, history of loss carry forwards as well as prudent feasible tax planning strategies. The amount of a future income tax asset could be reduced in the future by a charge to current income if forecasted income during the carry forward period is not achieved, or is later determined not likely to be achieved. Tax balances may also change as a result of governmental changes or proposed changes to the rate of taxation.

Valuation of Other Assets - Real estate assets such as land under development and housing and condominiums are stated at the lower of cost and net realizable value. In calculating net realizable value, management must estimate future cash flows from land that is not yet sold but under development, and discount these estimated cash flows at a rate that includes a risk factor appropriate for each particular project.

In the case of oil and gas properties, the amounts recorded for depletion and depreciation, the provision for future site restoration and abandonment costs and the ceiling test calculation are based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. Although some of these calculations are supported by reports of third party independent consultants, they are in some instances, based on the net present value of future cash flows and tax rates which are subject to assumptions.

C H A N G E S    I N    A C C O U N T I N G    P O L I C I E S    A D O P T E D    I N    2 0 0 3

In 2003, the CICA amended the provisions of Section 3870 "Stock based Compensation and Other Stock based payments". The provisions now require the use of the fair value method to measure and recognize stock based compensation in fiscal years beginning on or after January 1, 2004. The amendments require application on a retroactive basis, with or without restatement of prior periods, for stock options and other stock based compensation issued on or after January 1, 2002. Alternatively, the new requirements permit prospective application if a company elects to adopt the new requirements in a fiscal year ending prior to January 1, 2004. The Company has elected to adopt prospectively, the requirements of Section 3870 in 2003, and record as compensation expense the fair value of stock based compensation issued on or after January 1, 2003. Certain subsidiaries of the Company have granted stock options during 2003, resulting in additional compensation expense of $91,000.

In addition, the Company adopted the requirements of CICA Accounting Guideline 14 which requires additional disclosure in the financial statements about a guarantor's obligations under certain guarantees. Guarantees issued by the Company are disclosed in notes 12 and 17 to the audited consolidated financial statements.

S E G M E N T E D     O P E R A T I N G     R E S U L T S

For the year ended December 31, 2003

compared with the year ended December 31, 2002

(in thousands of dollars)						2 0 0 3

	Wealth Management			Other Investments and Corporate Costs
		Real Estate	Resources		Intersegment	TOTAL

REVENUES
Management and administration fees	$195,220	$-	$-	$-	$-	$195,220
Redemption fees	10,515	-	-	-	-	10,515
Financial services	147,622	-	-	5,843	(4,816)	148,649
Real estate revenue	-	77,761	-	-	-	77,761
Oil and gas sales, net of royalties	-	-	11,360	-	-	11,360
Investment income (loss)	236	-	39,642	5,869	(1,202)	44,545

	353,593	77,761	51,002	11,712	(6,018)	488,050

EXPENSES
Selling, general and administrative	140,882	2,311	1,576	11,044	(3,366)	152,447
Variable compensation	82,144	-	-	-	-	82,144
Trailer fees	33,448	-	-	-	-	33,448
Operating costs, real estate	-	58,990	-	-	-	58,990
Operating costs, oil and gas properties	-	-	4,452	-	-	4,452

	256,474	61,301	6,028	11,044	(3,366)	331,481

OPERATING EBITDA	97,119	16,460	44,974	668	(2,652)	156,569
Amortization of deferred sales commissions	42,404	-	-	-	-	42,404
Depreciation, depletion and amortization	5,179	1,067	2,234	1,059	-	9,539
Interest expense	5,225	554	33	12,771	(2,652)	15,931

OPERATING EARNINGS (LOSS)	44,311	14,839	42,707	(13,162)	-	88,695

Equity earnings	-	10,591	(2,228)	563	-	8,926
Investment (provision) recovery	158	-	(747)	(4,066)	-	(4,655)
Non controlling interest	(8,184)	-	(281)	-	-	(8,465)
Extraordinary gain	-	19,951	-	-	-	19,951

	$36,285	$45,381	$39,451	$(16,665)	$-	104,452

Dilution gain						32,700
Income taxes						(16,242)

NET EARNINGS FOR THE YEAR						$120,910

(in thousands of dollars)						2 0 0 2

	Wealth Management			Other Investments and Corporate Costs
		Real Estate	Resources		Intersegment	TOTAL

REVENUES
Management and administration fees	$130,460	$-	$-	$-	$-	$130,460
Redemption fees	9,867	-	-	543	-	10,410
Financial services	124,987	-	-	4,730	(4,730)	124,987
Real estate revenue	-	-	-	-	-	-
Oil and gas sales, net of royalties	-	-	6,896	-	-	6,896
Investment income (loss)	4,684	-	2,984	3,650	(376)	10,942

	269,998	-	9,880	8,923	(5,106)	283,695

EXPENSES
Selling, general and administrative	123,090	-	1,472	5,726	(4,730)	125,558
Variable compensation	71,307	-	-	-	-	71,307
Trailer fees	22,973	-	-	-	-	22,973
Operating costs, real estate	-	-	-	-	-	-
Operating costs, oil and gas properties	-	-	2,037	-	-	2,037

	217,370	-	3,509	5,726	(4,730)	221,875

OPERATING EBITDA	52,628	-	6,371	3,197	(376)	61,820
Amortization of deferred sales commissions	34,571	-	-	-	-	34,571
Depreciation, depletion and amortization	6,230	-	1,893	786	-	8,909
Interest expense	2,897	-	44	11,486	(376)	14,051

OPERATING EARNINGS (LOSS)	8,930	-	4,434	(9,075)	-	4,289

Equity earnings	-	4,600	(2,768)	420	-	2,252
Investment provision	(793)	-	(2,811)	(5,661)	-	(9,265)
Non controlling interest	(12,933)	-	(2,319)	-	-	(15,252)

	$(4,796)	$4,600	$(3,464)	$(14,316)	$-	(17,976)

Dilution gain						75,680
Income taxes						(7,448)

NET EARNINGS FOR THE YEAR						$50,256

R E S U L T S    O F    O P E R A T I O N S

YEAR ENDED DECEMBER 31, 2003 compared to YEAR ENDED DECEMBER 31, 2002

W E A L T H     M A N A G E M E N T

Dundee Wealth is our largest holding. It is a financially large, fully integrated wealth management organization listed on the TSX that focuses on growing its AUM by creating a unique platform for financial advisors and their clients and by providing them with innovative and efficient investment solutions. Dundee Wealth sells its products and investment solutions through over 30,000 independent financial advisors across Canada, including approximately 3,300 of its own registered financial advisors.

Today, Dundee Wealth has approximately $40 billion of combined fee generating AUA and AUM. On December 30, 2003, Dundee Wealth completed the acquisition of Cartier Partners Financial Group Inc. ("Cartier") for $217.2 million in a combination of cash and shares. This significant acquisition transformed Dundee Wealth into one of the largest independent wealth management companies in Canada. To complete the Cartier acquisition, Dundee Wealth raised $190 million in an equity offering prior to year end. The public subscribed for $100 million of the offering and we took down $90 million.

Due to our controlling interest, we report Dundee Wealth's results on a line by line consolidated basis. Additional information on the results of Dundee Wealth, as reported by Dundee Wealth, can be found at www.sedar.com or www.dundeewealth.com.

Dundee Wealth had a stellar year, generating EBITDA of $99 million in 2003 compared with $53 million in 2002. Results in 2003 are before including Cartier as Cartier was acquired on the second last day of the year. This increase in EBITDA is due to growth in average fee generating AUM from $7.0 billion in 2002 to $9.2 billion in 2003, performance fees earned in 2003 of $28.9 million and from higher financial service revenues in the current year.

(in millions of dollars)

	2003	2002

Assets under management, January 1	$8,632	$6,476
Net sales	436	210
Acquisitions:
Cartier	551	-
DynamicNova	-	1,941
Canada Dominion LPs	-	124
Market appreciation / (depreciation)	1,915	(119)
Discretionary assets under administration	466	268

Assets under management, December 31	$12,000	$8,900

Assets under administration, December 31	26,420	8,458
Combined assets under management and administration, December 31	$38,420	$17,358

Dundee Wealth's business consists of investment management, financial advisory and capital markets. The investment management business comprises the portfolio management and advisory function to a variety of investment products, including mutual funds, fee-based products, closed-end funds, tax-assisted products and private client assets. Dundee Wealth earns management fees, calculated as a percentage of the current market value of the assets managed, and in respect of certain portfolios, may also earn performance fees if the performance of the portfolio exceeds its benchmark. Transactions for purchases of mutual funds are conducted on an initial sales charge basis, with the investor paying commissions directly to the financial advisor, or on a deferred sales charge basis. Under a deferred sales charge basis, Dundee Wealth pays a commission to financial advisors, but when mutual fund units are redeemed within a certain period, a redemption fee is charged to the investor. Dundee Wealth also pays trailer fees, calculated as a percentage of managed assets, to financial advisors to assist them in providing ongoing service to clients in respect of assets managed. In accordance with GAAP, to the extent that fees, commissions or trailer fees are paid to Dundee Wealth personnel or agents, they are not reflected in the consolidated financial statements as they are eliminated as intercompany transactions. Therefore, certain industry comparisons would not be precise.

The financial advisory business includes a wide range of wealth management products and services that are provided to clients. Investment products include those managed by the investment management division as well as third party sub-advisors. Dundee Wealth's subsidiaries are registered as securities dealers, mutual fund dealers, managing general insurance agents or mortgage brokers, and through these various regulated entities, are capable of providing a full suite of wealth management solutions to clients. Revenues from the financial advisory business consist of commissions, trailer fees, administrative fees and interest, and are included as "financial service revenues" in our consolidated operating results. Commission revenues are dependent on the level of sales activity, while trailer revenues are dependent on the level of AUA, which as at December 31, 2003, stood at $26.4 billion (2002 - $8.4 billion).

The capital markets business consists of investment banking, institutional sales and trading and research. Dundee Wealth earns commissions, fees and trading profits as a result of these activities.

Variable compensation is directly related to the level of financial service revenues and represents the amount paid to financial advisors or other professionals who are remunerated on a commission basis.

Our international wealth management operations are conducted through The Dundee Bank, incorporated under the laws of the Cayman Islands, which holds a Category B Banking License and a trust license from the Cayman Island Monetary Authority. The Dundee Leeds Group, wholly owned subsidiaries of The Dundee Bank, are companies incorporated under the laws of Bermuda, Cayman Islands and the British Virgin Islands and provide administrative services to over $14 billion of mutual funds, hedge funds and other investment clients. The Dundee Leeds Group also provides accounting, administration, registrar and transfer agency, corporate secretarial and other services relating to the management of offshore companies.

ACQUISITIONS AND RESULTING DILUTION GAINS

The wealth management division has expanded its investment management and advisory businesses through strategic acquisitions as well as through internal growth. Dundee Wealth completed three significant acquisitions in 2003 and 2002, which had the effect of increasing AUA and AUM. Details of these acquisitions are provided in note 2 to the consolidated financial statements of the Company. The business operations acquired in 2002 were successfully integrated into Dundee Wealth's operations during 2003. The integration of Cartier, which was acquired on December 30, 2003, is expected to be lengthy, continuing through mid-2005. The Cartier acquisition added $16.7 billion of AUA, $500 million of AUM and 2,900 financial advisors to the wealth management business. The integration of Cartier will allow Dundee Wealth to achieve economies of scale and realize operating synergies by eliminating duplicated infrastructure costs, and by providing better products and services to its newly acquired financial advisors, ultimately leading to increased AUA and AUM. Dundee Wealth's selling, general and administrative costs will increase as a result of the Cartier transaction, due to both new costs that we acquired and costs that we will have to expend in order to integrate the Cartier business operations with our own. Offsetting these costs will be increased financial service revenues, net of associated increased variable compensation, largely in the form of retail commissions and trailer revenues from the significant AUA administered by these financial advisors.

In 2002, we reported a dilution gain of $75.7 million which resulted from the issuance of shares by a Dundee Wealth subsidiary at a price in excess of Dundee Wealth's carrying value as the share issuance had the effect of diluting our indirect interest in the underlying business. The share issuance was in consideration for Dundee Wealth's acquisition of DynamicNova Inc. ("DynamicNova"), a mutual fund management company with $2.1 billion of assets under management. The shares were issued to the Caisse de depot et placement du Quebec ("Caisse"), the former majority shareholder of DynamicNova.

As a result of both the acquisition of Cartier, which was partially settled by the issuance of shares of Dundee Wealth, and a $190 million equity financing completed by Dundee Wealth during 2003 ($100 million of which was issued to the public and $90 million of which was acquired directly by Dundee Bancorp), our interest in Dundee Wealth was diluted from 84% to 68%. This resulted in a dilution gain of $32.7 million in 2003, as these shares were also issued at a price in excess of the Company's carrying value in Dundee Wealth.

OPERATING RESULTS

Revenues in the wealth management segment grew 31% from $270.0 million in 2002 to $353.6 million in 2003. Higher average AUM, improved management fee rates, enhanced efficiencies in administration and significant performance fee revenues in 2003 account for

$63.8 million of this increase. Revenues from financial service activity also increased by a further $22.6 million, while redemption fee revenue and revenue from investments decreased by $3.8 million on a combined basis.

Selling, general and administrative expenses of the wealth management division increased from $123.1 million in 2002 to $140.9 million in 2003. Included in this increase is approximately $6.0 million in compensation costs relating to higher performance fees revenues as well as over $4.0 million in sub-advisory fee arrangements, most of which were inherited on acquisitions completed in 2002.

Increases in variable compensation and trailer fees are consistent with increases in financial service revenues and AUM, respectively. Increases in amortization of deferred sales commissions relate to the addition to the commission pool of $32.7 million from the acquisition of DynamicNova, and higher amounts of gross sales. These commissions are deferred for accounting purposes and amortized over a five-year period. The acquisition of Cartier added a further $9.0 million to the commission pool at the end of 2003.

The Dundee Leeds Group, a subsidiary of The Dundee Bank, provides administration and accounting services to third party hedge and investment funds with approximately $14.3 billion in assets. In the fourth quarter of 2002, there were extensive changes made to the management and operations of the Dundee Leeds Group. These initiatives have resulted in improved efficiencies and a 35% increase in management and administration fees to $3.7 million in 2003 compared with $2.7 million in 2002, accounting for the remaining increase in management and administrative fee revenues. The improvement in revenue was achieved without significant increases in operating costs.

R E A L    E S T A T E

DUNDEE REALTY PLAN OF ARRANGEMENT

Our real estate operations represent another significant business for us and are conducted through our 85% owned subsidiary, Dundee Realty Corporation ("Dundee Realty") and our 37% ownership interest in Dundee Real Estate Investment Trust ("Dundee REIT"). Dundee Realty was previously an equity accounted investment. On June 30, 2003, we acquired all of the Dundee Realty shares we did not own, through a court-authorized plan of arrangement and, as a result, Dundee Realty is now required to be reported on a consolidated basis. Pursuant to the arrangement, substantially all of Dundee Realty's revenue properties were transferred to Dundee REIT, a newly created, publicly traded, real estate investment trust. The remaining business of Dundee Realty, consisting of a land and housing operation and certain other assets which were not appropriate for a REIT, was acquired by and became a private subsidiary of Dundee Bancorp, with certain of Dundee Realty's management retaining a 15% interest. Our continuing interest in the assets that are now part of Dundee REIT continue to be accounted for using the equity method.

GAAP requires that we report the increase in ownership in Dundee Realty as a "step purchase" and allocate the cost of the purchase to each of the individual assets acquired and liabilities assumed based on their fair values at the date of acquisition according to the proportion acquired. GAAP also requires that when the estimated amounts assigned to assets acquired, net of liabilities assumed, exceed the cost of purchase, the excess, referred to as "negative goodwill", should be eliminated by making a pro rata reduction of such amounts that would otherwise be assigned to all of the acquired assets, except for certain financial assets, assets to be disposed of by sale, future income taxes, and other current assets. Any remaining excess is presented as an extraordinary gain.

At the time of the plan of arrangement, we owned 43% of Dundee Realty as a result of purchases made historically. The one line carrying value of our investment at that time was comprised of our purchase price at cost, along with our share of Dundee Realty's earnings throughout our holding period, reduced by historical negative goodwill. As we are now consolidating Dundee Realty, our consolidated assets and liabilities related to Dundee Realty consist of the assignable costs from our previous purchases as well as the assignable costs in respect of the June 30, 2003 step purchase of the remaining interest.

In our June 30 and September 30, 2003 interim financial statements, we reflected the estimated details of the purchase price and the purchase price allocation to the various assets and liabilities based on the information that was available to us as of those dates. Based on that information, we estimated that the negative goodwill would amount to $127 million, including associated taxes. We deducted this excess from the carrying value of real estate assets as at June 30, 2003 in both the June 30 and September 30, 2003 interim financial statements. We have since finalized the purchase equation. As a result, it has been determined that the aggregate purchase excess, or negative goodwill, should be $115 million. We have applied $95 million of this excess to reduce the carrying value of various individual assets. The balance, amounting to $20 million, is being reported as an extraordinary gain. The main reasons for this adjustment from our preliminary estimates were the complexities involved in management's calculation of estimated fair values, including the necessary time to analyze and perform valuations on a property by property basis, the identification of long-term assets to which the negative goodwill could be allocated, and certain tax related calculations that could not have been finalized prior to year end. Of the total $115 million noted above, $32 million relates to our historic purchases of interests in Dundee Realty prior to June 30, 2003 and, by virtue of consolidation accounting versus our previous method of equity accounting, is now reflected on a line by line basis in the assets and liabilities of Dundee Realty. The $95 million that has been applied to reduce the carrying value of assets will be amortized to income on the same basis as the underlying assets or will be recognized as income when assets are sold.

LAND AND HOUSING BUSINESS

The operating business remaining in Dundee Realty consists of land development operations in Saskatoon, Regina, Edmonton and Calgary. Dundee Realty also has land development projects in Toronto and Colorado, including a high-rise condominium project in Toronto, and it owns a small number of revenue properties. These operations consist of acquiring, owning and developing land for sale. The vacant serviced land is either sold to a third party who then handles the construction or in some instances Dundee Realty may conduct the construction of the home, condominium or other such project itself. Land is initially purchased and considered "held for development" and its carrying value will include pre-development costs, certain interest costs and property taxes. Land is transferred to "land under development" when a construction project commences. All development costs are capitalized to the cost of land under development. Housing and condominium assets are either under construction, or completed and held for sale. Dundee Realty also earns income from revenue properties owned, and from management and other fees in respect of its 50% interest in the management company that services Dundee REIT and other third parties.

DUNDEE REIT

Dundee REIT owns over $1.2 billion of high quality, affordable office, industrial and retail assets. It focuses on owning, acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada. Its portfolio consists of approximately 13.1 million square feet in Toronto, Ottawa, Montreal, Calgary and Edmonton. Dundee REIT aims to provide unitholders with a stable and growing return on their investment through a monthly distribution equal to at least 80% of distributable income earned from an office and industrial property revenue-producing portfolio that is diversified by geographic location. Dundee REIT owns the other 50% interest in the management company that manages rental properties. Our interest in Dundee

REIT is represented by limited partnership units of a subsidiary of Dundee REIT which are convertible into Dundee REIT units at any time. The limited partnership holds all of the rental properties of Dundee REIT. During 2003, Dundee REIT distributions of $6.6 million received by us were reinvested into additional units of Dundee REIT. Our interest in Dundee REIT, which stood at 42% at the time of the arrangement has been diluted to 37% at December 31, 2003, and further to 31% post year end as a result of equity issuances that have been completed by Dundee REIT since its formation. The equity issuances were used primarily for acquisitions.

It should be noted that given that our effective ownership interest in the Dundee REIT assets did not change as a result of the plan of arrangement, we continue to use our historical carrying value for that investment. The carrying value for the investment in Dundee REIT has been adjusted to reflect a reallocation for certain taxes associated with the change in the underlying structure of the assets that has occurred as a result of the plan of arrangement. As a result of these adjustments, the June 30, 2003 balance which was reported as $131 million has been reduced to $126 million as at that date.

Additional information on the results of Dundee REIT, as reported by Dundee REIT, can be found at www.sedar.com or at www.dundeereit.com.

REAL ESTATE OPERATING RESULTS

(in thousands of dollars)

Components of Real Estate Operations*		Operating	Operating
From acquisition on June 30, 2003 to December 31, 2003	Revenue	Costs	Margin

Revenue properties	$4,036	$5,152	$(1,116)
Land	37,880	28,544	9,336
Housing and condominiums	24,128	23,403	725
Management operations	2,442	1,891	551
Gain on sale	7,758	-	7,758
Other	1,517	-	1,517

	$77,761	$58,990	$18,771

* Excludes general and administrative expenses, interest expense and depreciation and amortization

Real estate operating margins of $18.8 million for 2003 include $11.6 million of income relating to negative goodwill in respect of our historic purchase price discrepancies. The $11.6 million of income consists of $0.2 million of reduced amortization, $7.6 million in gains from revenue properties sold and $3.8 million from land inventory sold in 2003. Although the $7.6 million related to revenue properties were sold in the third quarter, this amount, along with the associated taxes, has been reported in the fourth quarter after finalization of the purchase price allocation. In addition to these amounts, we earned equity earnings of $10.6 million in 2003 from real estate operations, including $6.3 million from Dundee Realty prior to the plan of arrangement and $4.3 million from Dundee REIT since its formation on June 30, 2003. Dundee REIT has been making monthly distributions of $0.183 per unit and our monthly distribution has been approximately $1.3 million. For 2003, we have elected to receive additional units in lieu of our cash distributions.

Housing starts throughout Canada were at unprecedented 12 year highs throughout 2003. Dundee Realty sold more lots than originally budgeted and the interest for lots to be developed in 2004 remains high. In Edmonton, we agreed to acquire approximately 450 acres of land adjacent to an existing project in order to refresh our land bank and continue the development program as existing lands are sold. In Calgary, our inventory is being reduced and although we continue to find small parcels to develop in the short term, our inventory is limited, and this will affect profitability in 2004 and 2005. We own 320 acres of land and agreed to purchase another

160 acres for $14 million in the south end of Calgary, which has not yet been approved for development. In Saskatoon, we are in the pre-development stage of two new projects; one being the development of exclusive housing lots surrounding a golf course and the other being a 660 acre development site. These projects will provide a stable supply of lots in all price brackets. In Regina, we continue to develop on lands that are currently being built out.

In Colorado, we pre-sold 22 units of a 26 unit luxury condominium project that will commence development in late spring 2004, and is expected to be completed in the fall of 2005. We also anticipate the marketing of a 14 unit townhouse development in Keystone, Colorado in the summer of 2004.

The first tower of the Pantages condominium project in downtown Toronto is substantially completed and the building is awaiting registration in order to close on the sold units. The 21 storey adjacent Opus Tower is expected to be substantially completed by the end of 2004. In the Opus Tower, 102 out of 150 units have been pre-sold. Subsequent to year end, we acquired a 50% interest in the second and third phase of a luxury condominium development in downtown Calgary for $7 million. The first phase is completed, the second phase consists of 77 units and the third phase is anticipated to have 110 units. Construction of phase two is anticipated to commence in 2004. Dundee Realty is the co-developer of the project.

R E S O U R C E S

Results from our resources segment increased significantly in 2003 with operating earnings growing from $4.4 million in 2002 to $42.7 million in 2003. Most notable were realized investment gains from the disposition of certain resource holdings in 2003, including our entire position of Zemex Corporation and a large part of our interest in IAMGOLD. These gains for 2003 amounted to $39.6 million as compared to $3.0 million in 2002. Results of 51% owned Eurogas Corporation ("Eurogas") also improved during 2003 with oil and gas revenues increasing to $11.4 million compared with $6.9 million in 2002. Eurogas' operating costs have increased from $2.0 million in 2002 to $4.5 million in 2003.

In addition to our interest in Eurogas, our resource holdings also include our interest in Dundee Precious Metals Inc. ("Dundee Precious"), which as at December 31, 2003 stood at 11% but which was increased subsequent to year end to 21% (see below), our 18% interest in Breakwater Resources Ltd. ("Breakwater"), and several smaller investments in the resource sector. Each one of these companies is currently undergoing or has undergone some form of transformation or major event during 2003.

The board of directors of Eurogas has proposed a plan to reorganize the company by separating the assets and operations into two parts, Canadian and foreign, with each part existing in a separate public company. Management of Eurogas believes that this will maximize shareholder value by having separate management teams focus on the unique business opportunities in each of the business units. This reorganization will be subject to various approvals, including approval of Eurogas' shareholders. Currently, Eurogas receives revenues in the form of oil and gas sales, net of royalties, on properties located in Canada. Properties owned in Spain and Tunisia are in various stages of exploration and development and several engineering and geo-technical studies are underway. The Spanish assets include an abandoned oil reservoir, which Eurogas is planning to convert into a strategic underground natural gas storage facility. In Tunisia, Eurogas and its joint venture partner have been awarded a permit for an area located offshore in Tunisia's Gulf of Gabes where Eurogas intends to drill and, if feasible, develop oil reserves.

At year end, we owned 11% of Dundee Precious, a closed-end investment company that was managed by Dundee Wealth's investment management subsidiary. Dundee Precious acquired certain Bulgarian mining assets during 2003 and intends to develop and operate these assets. As a result, Dundee Precious, with the approval of its shareholders which was obtained on April 15, 2004, terminated its investment management contract with Dundee Wealth and elected to transform its business into an operating gold mining company. In consideration for the termination of the investment management agreement, Dundee Precious paid aggregate consideration of $27.8 million to Dundee Wealth, consisting of the issuance of 925,000 shares and an option to acquire a further 500,000 shares at $36.57 per share (before a proposed 5 for 1 share split). Subsequent to approval of the Dundee Precious shareholders, and as we had previously announced, we acquired from Dundee Wealth both the 925,000 shares of Dundee Precious at an aggregate of $27.8 million and the option to acquire additional 500,000 shares. As a result, our interest in Dundee Precious increased to approximately 21% and we will begin to equity account for this investment in the second quarter of 2004. The termination created a gain to Dundee Wealth of $26.8 million, which will also be recognized in the second quarter of 2004. The Bulgarian properties of Dundee Precious are gold mining properties that have been undercapitalized and therefore not developed to their full potential. Dundee Precious is enthusiastically looking forward to the prospects of developing these assets.

Breakwater is a publicly listed mineral resource company with four producing zinc mines in the Americas and North Africa which produced 365 million pounds of zinc in 2003. The 2003 year saw a marked improvement in the US dollar zinc price from the 2002 record lows, which greatly increased the prospects and profitability of Breakwater, whose business is dependent on the price of zinc. As a result of the price improvement, Breakwater was successful in raising equity financing of $30 million, part of which was used to pay down its bank debt. In January 2004, Breakwater raised an additional $40 million in equity financing. Our interest in Breakwater has decreased from 26% in the third quarter to 18% at year end due to these financings. However, we continue to own warrants which enable us to acquire an additional 31.8 million shares of Breakwater, or 8%, at prices varying between $0.19 and $0.20 per share, which warrants will mature between March 2006 and May 2007. The Company had previously guaranteed a portion of Breakwater's debt. With the renegotiation and repayment of part of Breakwater's bank debt following its equity financing, this guarantee has been terminated. Net earnings in 2003 were $7.1 million as opposed to a net loss in 2002 of $19.9 million. Our share of income in 2003 was $1.7 million, offset by a dilution loss of $3.5 million.

O T H E R    I N V E S T M E N T    A N D    C O R P O R A T E    C O S T S

Corporate Investments

The Company also owns other investments of public and private investment holdings. Revenues earned from these investments include net realized gains on sales of investments, dividend and interest income. Certain of the investments are accounted for using the equity method, which will result in the Company recognizing its proportionate interest in the operating results of the underlying investment. Unrealized gains and losses on investments are not recognized in income until realized, although provisions for impairment in value are made at the time that a provision is deemed appropriate.

(in thousands of dollars)

For the years ended December 31	2003	2002

Investment income	$5,869	$3,650
Equity earnings	563	420
Investment provision	(4,066)	(5,661)

	$2,366	$(1,591)

We continue to hold 2.0 million shares of Laurentian Bank of Canada ("Laurentian"), representing approximately 9% of the total common shares issued and outstanding. During 2003, the Company earned dividends from its investment in Laurentian of $2.3 million (2002 - $2.3 million).

Higher selling, general and administrative expenses in this division represent increased public company costs and head office costs that have not been allocated to the other operating segments.

I N T E R E S T     E X P E N S E

Consolidated interest expense, after intersegment eliminations, was $15.9 million in 2003 compared with $14.1 million in 2002. Over 60% of the Company's total interest expense, or $10.1 million, relates to the Company's $150 million, 6.70% senior debentures issued in September 1997. The balance of interest expense relates primarily to interest paid on the Company's credit facility with a Canadian chartered bank. During 2003, the Company paid interest rates ranging from 2.73% to 5.00% compared with 2.12% to 4.50% in 2002.

D E P R E C I A T I O N ,    D E P L E T I O N    A N D    A M O R T I Z A T I O N

E X P E N S E

(in thousands of dollars)

As at December 31	2003	2002

Capital assets	$5,844	$6,859
Deferred trademark costs	237	-
Bond issue costs	157	157
Real estate assets	1,067	-
Oil and gas properties	2,234	1,893

	$9,539	$8,909

E A R N I N GS P E R S H A R E

(in thousands of dollars, except for number of shares and amounts per share)

For the years ended December 31	2003	2002

Net earnings before extraordinary gain	$100,959	$50,256
Net earnings	$120,910	$50,256

Weighted average number of shares outstanding	25,217,314	25,436,218
Effect of dilutive securities to weighted average number of shares outstanding	257,733	204,206
	25,475,047	25,640,424
Earnings per share before extraordinary gain
Basic	$4.00	$1.98
Diluted	$3.96	$1.96

Earnings per share
Basic	$4.79	$1.98
Diluted	$4.75	$1.96

S U M M A R Y     O F     Q U A R T E R L Y    R E S U L T S

(in thousands of dollars except per share amounts)

	2003 For the three months ended					2002 For the three months ended
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar

Revenue	$183,553	$123,721	$86,691	$94,085	$88,116	$57,596	$73,962	$64,021
Dilution gain (loss)	34,012	318	(10)	(1,620)	75,680	-	-	-
Net earnings, before extraordinary gain	59,003	4,918	23,852	13,186	52,089	(7,306)	4,154	1,319
Net earnings	78,954	4,918	23,852	13,186	52,089	(7,306)	4,154	1,319

Earnings per share, before extraordinary gain
Basic	$2.35	$0.20	$0.94	$0.52	$2.06	$(0.29)	$0.16	$0.05
Diluted	$2.30	$0.19	$0.94	$0.52	$2.05	$(0.29)	$0.16	$0.05

Earnings per share
Basic	$3.14	$0.20	$0.94	$0.52	$2.06	$(0.29)	$0.16	$0.05
Diluted	$3.07	$0.19	$0.94	$0.52	$2.05	$(0.29)	$0.16	$0.05

Revenues and net earnings in the fourth quarter of 2003 were significantly above amounts reported in prior quarters. The factors relating to this increase are outlined in more detail below. Revenues and net earnings also increased in the first three quarters of 2003 compared with the first three quarters of 2002, due principally to increased activity resulting from the acquisition of DynamicNova, a company acquired by the wealth management segment in October 2002.

Fourth quarter earnings in each of 2003 and 2002 were also favourably affected by the realization of dilution gains from the issuances of shares by subsidiary companies. Also favourably impacting our fourth quarter earnings in 2003, was the extraordinary gain of $20 million resulting from the Dundee Realty plan of arrangement.

R E V I E W    O F    T H E    F O U R T H    Q U A R T E R    O F    2 0 0 3

Net earnings for the fourth quarter of 2003 were $79.0 million, or $3.14 per share, including an extraordinary gain of $20.0 million. This is an increase of $74.0 million from earnings in the third quarter of 2003.

(in millions of dollars)		2003

		% Change
	Q4	over Q3

Wealth management revenues	$121.0	46%
Real estate revenue	47.8	60%
Oil and gas sales, net of royalties	2.2	5%
Investment income	12.6	47%

	183.6	48%

Other expenses	84.8	24%
Operating costs, real estate	30.4	6%
Operating costs, oil and gas properties	0.4	(43%)

	115.6	19%

Operating earnings before interest, taxes and other non cash items	68.0	160%
Interest and amortization	17.9	5%

Net earnings, before extraordinary item	59.0	1,104%
Extraordinary gain	20.0	NA
Net earnings	$79.0	NA

Cash flows from operations before changes in working capital items	$31.3	374%

Shareholders' equity	$596.6	15%

Revenues in the fourth quarter of 2003 were $183.6 million, an increase of 48% from revenue levels of $123.7 million in the third quarter. Significant components of this increase are:

  Management and administration fees increased 73% from $42.5 million to $73.6 million in the fourth quarter due to performance fees earned in the wealth management division.
  Investment income was $12.6 million compared to $8.6 million in the third quarter as a result of sales of portfolio investments.
  Revenues from real estate operations increased by $17.9 million, of which $7.6 million was actually earned in the third quarter, but was not reported at that time as the purchase equation in respect of Dundee Realty had not been completed.

Expenses, excluding direct expenses of real estate and oil and gas properties, increased from $68.2 million to $84.8 million in the fourth quarter of 2003. Approximately $12 million is attributable to increases in the wealth management division and relates to the public issue of subscription receipts, increased financial service activity and the acquisition of Cartier. The corporate division incurred higher costs in respect of its acquisition of Dundee Realty's land and housing business.

Interest and amortization during the fourth quarter remained constant at approximately $18 million.

Cash flows from operating activities before accounting for changes in working capital were $31.3 million compared with $6.6 million in the previous quarter, reflecting increased profitability.

F I N A N C I A L      C O N D I T I O N

EFFECT OF THE DUNDEE REALTY PLAN OF ARRANGEMENT ON THE CONSOLIDATED BALANCE SHEET

The following table details the carrying value of real estate assets acquired as part of Dundee Realty's plan of arrangement on June 30, 2003, and their corresponding carrying values as at December 31, 2003.

(in thousands of dollars)

	December 31,	June 30,
	2003	2003

Land
Under development	$14,678	$7,791
Held for development	1,934	6,935
Housing and condominiums	63,872	52,599
Revenue properties	-	10,537

	$80,484	$77,862

As a result of the plan of arrangement and subsequent consolidation of Dundee Realty, we recorded the following assets, net of liabilities:

(in thousands of dollars)

Assigned Values Prior to		Allocation of	Assigned Values as
Allocation of Negative Goodwill		Negative Goodwill	at June 30, 2003

Real estate assets	$204,907	$127,045	$77,862
Other assets acquired
Cash	25,549	-	25,549
Accounts receivable	58,380	-	58,380
Future income tax assets	(5,671)	(46,952)	41,281
Other	44,113	15,410	28,703
Liabilities assumed
Accounts payable	(64,808)	-	(64,808)
Real estate debt	(63,647)	-	(63,647)

	$198,823	$95,503	$103,320
Extraordinary gain		19,951

		$115,454

The balances as of June 30, 2003, have been recorded net of $95.5 million of negative goodwill, $142.5 million of which has been allocated to real estate and other assets, with the balance of $47.0 million included as a future income tax asset in respect of this negative goodwill.

Since June 30, 2003, all revenue properties remaining in Dundee Realty following the plan of arrangement were sold for proceeds of approximately $8.0 million. Additional net investments have been made in both land and housing and condominiums, aggregating approximately $19.1 million.

We paid $24.4 million to acquire the Dundee Realty shares held by the public shareholders and also agreed to assume $18.5 million of transaction and other acquisition related costs, net of applicable taxes, which were paid by Dundee Realty to complete the arrangement. In addition, we accepted a less tax efficient structure for our Dundee REIT holdings and guaranteed certain debt of the Dundee REIT.

OTHER SIGNIFICANT BALANCE SHEET ITEMS

Corporate Investments

We own our business interests through investment holdings. Other than our consolidated investments, all other investments are recorded as "corporate investments" on our balance sheet. As at December 31, 2003, the market value of these corporate investments, excluding the value of our consolidated investments, was $475 million. Market value has been determined using quoted market values for listed securities and carrying values for non-quoted securities and debt instruments.

(in thousands of dollars)

As at December 31		2003		2002

	Book	Market	Book	Market
	Value	Value	Value	Value

Equity accounted investments	$158,267	$210,681	$232,274	$224,721
Marketable securities	24,027	24,958	65,043	55,082
Other portfolio investments	145,859	238,947	131,608	160,577

	$328,153	$474,586	$428,925	$440,380

During 2003, we sold certain investments for proceeds of $137.4 million, realizing gains of $39.1 million. Included in these transactions are proceeds of $37.4 million generated on the sale of our entire interest in Zemex Corporation, $60.1 million on the sale of various public company portfolio investments and $39.7 million on the sale of marketable securities. The increased activity in the corporate portfolio results primarily from increased market values in 2003 and our decision to liquidate some of our investment holdings in order to subscribe for $90 million of additional equity in Dundee Wealth.

BROKERAGE SECURITIES RELATED BALANCES

Client Accounts Receivable and Client Deposits and Related Liabilities - Client account balances in Dundee Wealth's brokerage subsidiary represent funds belonging to or owing from clients, or amounts that are pending settlement. These amounts may vary significantly on a day-to-day basis, although such variance does not necessarily reflect any change to the Company's financial position. As at December 31, 2003, client accounts receivable were $354.3 million (2002 - $230.7 million) including $54.5 million acquired in the Cartier transaction. Client deposits and related liabilities as at December 31, 2003 were $336.1 million (2002 - $260.7 million), including $54.5 million acquired in the Cartier transaction.

Call Loan - Dundee Wealth's securities dealer subsidiary has a call loan facility of $100 million with a Canadian chartered bank, secured by either unpaid client securities and/or securities borrowed or owned by the subsidiary. The call loan facility is used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity. Similar to client account balances, amounts borrowed pursuant to this call loan facility may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change to the Company's financial position. Amounts borrowed pursuant to this call loan facility which, at December 31, 2003, totaled $21.2 million (2002 - $7.4 million), have been included in bank indebtedness.

CAPITAL AND OTHER ASSETS

Capital and other assets have increased by $90.1 million in 2003, of which $77.9 million relates to the completion of the plan of arrangement with Dundee Realty.

The Company's oil and gas properties were $39.8 million as at December 31, 2003 (December 31, 2002 - $37.2 million), of which $14.5 million related to Canadian operations, $8.5 million related to projects in Spain and $16.8 million related to projects in Tunisia. In Canada, amounts are reported after deducting depreciation and depletion of $26.8 million. In Spain and Tunisia, the Company, through Eurogas, owns 71% and 45% of the projects and all capitalized expenditures to date relate to pre-development costs.

GOODWILL AND OTHER INTANGIBLE ASSETS

As a result of acquisitions completed in 2003, goodwill and other intangible assets increased by $240.8 million. Changes in goodwill and other intangible assets are detailed in the table below:

(in thousands of dollars)

	Funds	Investment
	under	Management
	Administration	Contracts	Goodwill	Total

Balance, December 31, 2001	$-	$2,836	$87,930	$90,766
Acquisition of DynamicNova	-	54,493	70,602	125,095
Acquisition of CFFG	-	-	12,926	12,926
Other adjustments	-	-	(4,473)	(4,473)

Balance, December 31, 2002	-	57,329	166,985	224,314

Acquisition of Cartier	30,573	47,686	143,905	222,164
Step acquisition of DWM	-	-	15,876	15,876
Acquisition of non controlling interest of subsidiary	-	-	3,609	3,609
Other adjustments	-	-	(828)	(828)

Balance, December 31, 2003	$30,573	$105,015	$329,547	$465,135

The company paid $217.2 million to acquire Cartier. The purchase price was allocated to assets and liabilities acquired based on management's estimates of their values appropriate for balance sheet purposes as of the date of acquisition. On acquisition, Dundee Wealth identified certain intangible assets, including investment management contracts relating to AUM acquired, and funds under administration relating to AUA acquired. These intangible assets were valued using a net present value model of future cash flows from assets acquired and were tax effected. Unlike investment management contracts that have an indefinite life, funds under administration are being amortized over their estimated life of 15 years.

The intangible assets acquired as part of the DynamicNova transaction have been adjusted to segregate the balance of investment management contracts from its goodwill component.

CORPORATE DEBT

We have two borrowing arrangements at the Dundee Bancorp level, with all other corporate debt residing in subsidiary companies. Our $150 million, 6.7% unsecured debentures mature on September 24, 2007. We are currently rated by Standard & Poor's as BB+/Stable and by Dominion Bond Rating Service Limited as BB(high). The debentures are unsecured however, and place certain restrictions on us and on certain of our subsidiaries to incur additional secured debt. We also have a revolving term credit facility with a Canadian chartered bank that was renegotiated on April 24, 2003, increasing the line from $30 million to $55 million. Similar to the Company's previous arrangements, the new facility bears interest on a tiered basis in accordance with the Company's debt rating. The Company is in compliance with its financial covenants in respect of this facility. We utilize the line for cash flow purposes when it is impractical to liquidate holdings, and to better control cash flows in general.

Dundee Wealth had a term credit facility for $20 million which was repaid on April 24, 2003, and replaced with a $50 million line that we provided to Dundee Wealth and its subsidiary, DWM Inc. In early January 2004, and following its equity financing, Dundee Wealth repaid the $32.4 million which was owed against the $50 million and the facility was cancelled. In November 2003, for the purposes of completing the Cartier acquisition, we committed to lend Dundee Wealth $190 million, of which $90 million would be an equity subscription, as Dundee Wealth was obliged to demonstrate that it had the purchase price in available funds. In exchange for this commitment, we received a $1.5 million loan commitment and arrangement fee and a three-year warrant to purchase 1,800,000 common shares of Dundee Wealth at $7.75 per share. As Dundee Wealth was successful in completing its $190 million equity financing in advance of the Cartier acquisition, no amount was borrowed under this facility.

Dundee Realty's debt consists primarily of land mortgages and housing advances and totals $51.9 million as at December 31, 2003. All of the real estate debt is secured by the specific real estate assets to which it relates and in some cases is supplemented by an unsecured covenant from Dundee Realty or its subsidiaries. Debt includes housing advances of $39.3 million which will expire in 2004.

Eurogas has a revolving credit facility of $4.5 million with a Canadian chartered bank which is secured by a demand debenture in the amount of $20 million with a first charge on its Canadian assets. There is no amount drawn under the facility as at December 31, 2003 (December 31, 2002 - $539).

S H A R E     C A P I T A L

As at December 31, 2003, there were 24,106,378 Class A subordinate voting shares and 1,049,193 Class B common shares outstanding. During 2003, we purchased and cancelled 314,301 Class A subordinate voting shares under our normal course issuer bid at an average cost of $14.94 per share. Additionally, we issued 141,018 Class A subordinate voting shares under our Share Incentive Plan, adding $1.7 million to stated capital and we issued a further 58,866 deferred share units to employees, each unit entitling the holder to one Class A subordinate voting share of Dundee Bancorp upon retirement. We recorded share based compensation expense of $1.0 million in respect of these units.

The following table illustrates issuances of shares subsequent to December 31, 2003.

(in thousands of dollars except for number of shares)

	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	Number	Amount	Number	Amount	Number	Amount

Outstanding December 31, 2003	24,106,378	$280,502	1,049,193	$8,238	25,155,571	$288,740

Issued subsequent to December 31, 2003
Issuance of shares under the
employee Share Incentive Plan	4,286	78	-	-	4,286	78
Options exercised	123,094	1,864	-	-	123,094	1,864

Total Share Capital
Outstanding April 30, 2004	24,233,758	$282,444	1,049,193	$8,238	25,282,951	$290,682

Subsequent to year end, the Board of Directors approved the issuance of an additional 550,000 stock options at an exercise price of $27.51. These new options will become exercisable as to 20%, on a cumulative basis, over the five years and will expire five and a half years from the date of grant. Since December 31, 2003, employees and directors have exercised 470,251 options at an average price of $13.49 and the Company has cancelled 10,000 options at an average price of $14.63. Options outstanding as at April 30, 2004 are detailed in the tables below:

	As at April 30, 2004		As at December 31, 2003

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	2,076,834	$15.16	2,484,169	$16.07
Granted	550,000	$27.51	-	$-
Exercised	(470,251)	$13.49	(216,335)	$13.07
Cancelled	(10,000)	$14.63	(191,000)	$29.39

Outstanding, end of period	2,146,583	$18.69	2,076,834	$15.16

Exercisable, end of period	1,554,915	$15.68	2,023,499	$15.17

				As at
		Weighted	Remaining	April 30, 2004
	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable

$8.63 to $9.50	135,333	$8.66	0.64	135,333
$13.15 to $14.85	986,798	$14.45	5.09	965,131
$15.40 to $17.75	372,952	$17.30	3.33	352,951
$27.25 to $40.75	651,500	$27.99	5.17	101,500

Other Dilutive Securities

There were no other dilutive securities outstanding as at April 30, 2004.

L I Q U I D I T Y    A N D    C A P I T A L    R E S O U R C E S

DUNDEE WEALTH ISSUANCE OF SUBSCRIPTION RECEIPTS AND SUBSEQUENT EXCHANGE FOR COMMON SHARES

On December 22, 2003, Dundee Wealth raised $190 million in a public offering of 24,516,129 subscription receipts at a price of $7.75 per subscription receipt. Dundee Bancorp purchased $90 million of the subscription receipts at the offering price, while the remaining $100 million were underwritten and sold by a syndicate of underwriters. Proceeds from the offering were placed in escrow pending closing of Dundee Wealth's acquisition of Cartier, which was completed on December 30, 2003. Immediately thereafter, each subscription receipt was exchanged for one common share of Dundee Wealth. Proceeds raised, net of issue costs of approximately $6.3 million, were used to fund the cash component of the Cartier acquisition of approximately $168 million. The balance of proceeds were used for general working capital purposes.

Dundee Wealth provided an over-allotment option to each of the underwriters and to Dundee Bancorp, each over-allotment option providing for the purchase of up to an additional 1,290,323 subscription receipts at the offering price. These options were exercised for common shares in January 2004 and, as a result, Dundee Wealth raised an additional $20 million, net of issue costs of approximately $0.5 million. In January 2004, DWM Inc. ("DWM"), Dundee Wealth's 86.0% owned subsidiary, received an additional cash subscription of $25 million from Caisse pursuant to their pre-emptive right.

SIGNIFICANT SOURCES AND USES OF CASH AND SHORT TERM INVESTMENTS

Cash and short term investments have increased from $119.5 million at the end of 2002 to $148.7 million as at December 31, 2003. In addition to cash and short term investments, corporate investments with a carrying value of $40 million (2002 - $77 million) are redeemable funds managed by Dundee Wealth.

Dundee Wealth's subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital, which is usually maintained in cash or other liquid assets. At December 31, 2003, all regulated entities were in compliance with regulatory capital requirements and reported capital of $31.1 million in excess of requirements.

Significant changes in our cash position and significant uses or sources of cash since December 31, 2002 are detailed below:

  In June 2003, $24.4 million was paid to the public shareholders of Dundee Realty as part of the plan of arrangement. On the date of acquisition, Dundee Realty added $25.5 million to the consolidated cash position of the Company. Since acquisition, cash outflows due to investing activities in the real estate division were $11.5 million, and proceeds from the sale of revenue producing properties was $8.0 million. Dundee Realty repaid $7.6 million of debt since the plan of arrangement.
  Cash flows from operations before changes in working capital items increased to $77.2 million in 2003 from $41.4 million in 2002. These operating cash flows include $9.4 million generated by the real estate division since the plan of arrangement.
  Proceeds from sales of investments were $137.4 million, of which $20.6 million were used to acquire other corporate investments.
  During 2003, $37.7 million was used to finance deferred sales commissions in Dundee Wealth.
  Dundee Bancorp made two semi-annual interest payments totaling $10.1 million to its debenture holders in respect of its $150 million, 6.70% senior debentures.

CASH REQUIREMENTS

Management is of the view that cash flows generated from operations, together with the Company's borrowing facilities, will be sufficient to meet ongoing working capital requirements, including planned capital spending and debt servicing requirements.

C O N T I N G E N C I E S   , C O M M I T M E N T S   A N D   O F F   B A L A N C E

S H E E T   O B L I G A T I O N S

The following table summarizes payments due for the next five years and thereafter in respect of our contractual obligations and the obligations of our subsidiaries:

(in thousands of dollars)

	Expected Payment Schedule
		2005 to	2007 to
	2004	2006	2008	Thereafter	TOTAL

6.70% Senior Debentures	$-	$-	$150,000	$-	$150,000
Bank Debt (note i)	-	77,182	-	-	77,182
Real estate debt	47,721	1,206	483	2,476	51,886
Capital lease obligations	524	927	463	-	1,914
Operating lease obligations (note ii)	16,616	25,424	14,066	9,656	65,762
Other debt (note iii and iv)	1,000	2,000	-	-	3,000

	$65,861	$106,739	$165,012	$12,132	$349,744

(i)	Subsequent to year end, outstanding bank debt of $22,294 in a subsidiary of Dundee Wealth was renegotiated and the maturity was extended to January 1, 2005. On April 29, 2004, the Company renegotiated its bank facility and extended the maturity date to April 28, 2005. At December 31, 2003, amounts outstanding under the Company bank facility were $54,888.

(ii)	Operating lease obligations include minimum commitments to landlords, suppliers and service providers. Several of these leases oblige the Company to pay additional amounts if usage or transaction activity exceeds specified levels.

(iii)

 Other debt is reported exclusive of obligations under the Income Trust or Prime Trust arrangements (see note 9 to the audited consolidated financial statements) aggregating $12.6 million as at December 31, 2003, as these obligations are contingent on the underlying net asset value of mutual fund units financed by these arrangements.

(iv)	Other debt does not include the Company's obligations under the rent supplement arrangements with Dundee REIT as obligations will vary based on vacated space of certain of Dundee REIT's revenue producing properties (see note 12 to the audited consolidated financial statements).

As a part of the creation of Dundee REIT, Dundee Realty entered into the following contractual arrangements with Dundee REIT:

  Dundee Realty retained the ownership of 50% of the property management company which provides property management services to Dundee REIT. Under the property management arrangements, Dundee Realty agreed to provide Dundee REIT with a rent supplement that is computed using a formula based on vacant space of certain of Dundee REIT's revenue producing properties. The term of the rent supplement is five years for office and retail space and three years for industrial space. For the six months ended December 31, 2003, the Company paid $2.2 million in respect of this rent supplement.
  Dundee Realty has agreed to guarantee certain debt associated with some of the properties that have been transferred to an indirect subsidiary of Dundee REIT. As at December 31, 2003, the aggregate of such guarantees was $32.9 million. Dundee Realty has been indemnified by Dundee REIT in respect of these guarantees.

In addition, we entered into a shareholders' agreement with the management shareholders of Dundee Realty and agreed to repurchase their shares in certain circumstances. If the repurchase occurs prior to June 30, 2005, the purchase price is deemed to be $24,395 per share or $3.6 million in the aggregate, otherwise it is at fair market value. The management shareholders also have an option to purchase an additional 1% interest in Dundee Realty each year for a five year period at a price of $85,000 per 1%.

The Company and its subsidiaries have lease agreements in respect of premises. Minimum payments in respect of these obligations are detailed in note 12 to the audited consolidated financial statements.

Certain of Dundee Wealth's subsidiaries have previously entered into agreements for the financing of sales commissions on mutual fund sales. Some of these agreements are in the form of distribution arrangements whereby the financing entity financed the sales commissions directly. We pay a distribution fee as consideration under these agreements, which is calculated as a percentage of the net asset value of the related mutual fund units, and recorded as an expense in the period incurred.

On the creation of DWM, we entered into a shareholders' agreement along with Dundee Wealth and with Caisse, the minority shareholder of DWM The agreement provides that in certain circumstances, Caisse will have the right to require DWM, Dundee Wealth or the Company to repurchase all or part of its interest in DWM at fair market value.

We are subject to a trust indenture in respect of the $150 million unsecured debentures that are issued and outstanding. The trust indenture contains various covenants and provisions which may include restrictions on our ability or on certain of our subsidiaries to incur additional debt.

Each of Dundee Bancorp, Dundee Wealth and Eurogas has established share incentive plans for employees, officers and directors and in the case of Dundee Wealth, for independent financial advisors and service providers. These share incentive plans, the number of shares granted and issuable and their impact on current reported net earnings are outlined in note 11 to the audited consolidated financial statements. Dundee Wealth has also granted shares to employees and independent financial advisors that will be issued in the future, contingent on certain conditions that are generally designed to encourage retention of employees over time, or to encourage the attaining of predetermined sales or production targets. Included in current year income is $0.5 million (2002 - $0.4 million) accrued in anticipation of the issuance of these shares.

Subsequent to year end, as part of the Cartier acquisition, Dundee Wealth granted 1,997,332 stock options to acquire common shares of the Company at exercise prices ranging between $7.55 and $21.04 to certain financial advisors.

R E L A T E D   P A R T Y   T R A N S A C T I O N S

We may, from time to time, have routine transactions with subsidiaries or affiliates including our equity accounted investees. The following is a summary of additional related party transactions that have not been disclosed elsewhere in this Management's Discussion and Analysis:

  In normal course, Dundee Wealth's investment management activities will include the purchase or sale of securities through registered brokers for the benefit of mutual fund clients and other discretionary client portfolios. These transactions may be conducted through Dundee Wealth's brokerage subsidiary. These transactions are conducted at negotiated discounted rates.
  Dundee Wealth's brokerage subsidiary may also participate in corporate finance activities with or on behalf of our equity accounted investees or on behalf of fiduciary accounts that are managed by Dundee Wealth's investment management subsidiaries.

  Included in corporate investments are mutual funds with a cost of $40.5 million (2002 -$77.0 million) which are managed by a subsidiary of Dundee Wealth.
  Our directors and officers, our investee companies, and officers and directors of our investee companies may choose to use the brokerage facilities of Dundee Wealth subsidiaries. Such transactions are conducted on normal market terms.
  We have issued loans to shareholders aggregating $2.1 million, primarily to acquire shares of the Company. The underlying shares acquired generally secure these shareholder loans.

M A N A G I N G   R I S K

WEALTH MANAGEMENT

The wealth management industry has experienced considerable growth in the past decade. In recent years, investors have endeavored to increase their knowledge of available investment products and services. Simultaneously, there has been an increase in the number, type and sophistication of products and services offered by financial institutions. Dundee Wealth believes that these factors will result in an increased number of investors seeking some level of professional financial and investment advice in managing their investments, and that it is well positioned to meet this challenge as it continues to establish itself as a fully integrated wealth management business, combining professional investment management products and services with knowledgeable financial advisory professionals. Notwithstanding these facts, we perceive the following risks relating to Dundee Wealth and the wealth management division:

Creating, Attracting and Retaining AUM and AUA

The profitability of Dundee Wealth is directly related to its ability to create, attract and retain AUM and AUA. These assets are subject to a fee, generally calculated as a percentage of the net asset value. Should a sizable number of clients seek to terminate their arrangements with Dundee Wealth and withdraw assets, our profitability would be adversely affected.

Market Influences

Volatility in domestic and international markets and changes in interest rates may challenge the Company. These factors are generally beyond the control of the Company but, to a significant degree, could impact on the Company's overall profitability.

Operating in a Regulated Environment

The regulatory operating environment for wealth management and financial services operations continues to expand, becoming more regimented, onerous and complex. We believe that Dundee Wealth's ability to comply with these emerging changes is dependent upon the establishment, implementation and maintenance of extensive compliance policies and procedures. Regardless of our effectiveness in monitoring and administering established compliance policies and procedures, we may still be subject to claims by clients. We maintain various types of insurance to cover this potential risk and continuously evaluate the adequacy of such insurance coverage. In recent years, the cost of obtaining insurance has increased while the number of insurance providers has decreased. The ability to obtain insurance on reasonable economic terms may be more difficult in the future.

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Competition

Dundee Wealth operates in a highly competitive environment. In order to remain competitive, Dundee Wealth must continue to be innovative in the development of financial products and solutions for its clients, it must continue to maintain consistency in its investment performance and it must provide the highest level of service to its clients. The Company believes that Dundee Wealth's current fee structure is competitive with its industry peers.

REAL ESTATE

Real estate assets are relatively illiquid. Such illiquidity may limit our ability to vary our real estate portfolio in response to changing economic or investment conditions. In recessionary times, it may be difficult to dispose of certain types of real estate. The costs of holding real estate could be considerable, and as a holder of real estate during a recessionary period we may be faced with ongoing expenditures with a declining prospect of incoming receipts.

As a result of market conditions, we may not be able to, or may not wish to develop our land holdings. Development of land holdings and properties that are to be constructed are subject to a variety of risks, some not within our control. Such risks include lack of funding, variability in construction costs or unforeseeable delays.

As an owner of real property, we are subject to various federal, provincial and state laws relating to environmental matters. Such laws provide that we could be liable for the costs of removal and remediation of certain hazardous, toxic substances released on or in the Company's properties, or disposed of at other locations. The Company has insurance and other policies and procedures in place to review and monitor environmental exposure which it believes mitigates these risks to an acceptable level.

RESOURCES

The resource industry is highly competitive and, in addition, exposes us to a number of risks. Revenues and profits depend on market prices for resource commodities, which can fluctuate materially. Adverse fluctuations can have a significant negative effect on our revenues and profitability. Resource mining and exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. It is also highly capital intensive and the ability to complete a development or exploration project may be dependent on the entity's ability to raise additional capital. In certain cases this may be achieved only through joint venture or other relationships which would reduce the entity's ownership interest in the project. There is no assurance that additional resources or reserves in commercial quantities will be discovered by any of the companies or that development operations will prove successful. Further, many of our resource investees operate in foreign jurisdictions which cause these operations to be subject to business risks inherent in those countries which may involve matters arising out of government policies, imposition of special taxes or similar charges by regulatory bodies, regulations with respect to clean up and rectification costs, foreign exchange rate fluctuations and controls, access to capital markets, civil disturbances, deprivation or unenforceability of contract rights or the taking of property without fair compensation.

INVESTMENT HOLDINGS

Our investments are in a variety of industry segments and therefore, each investment will be subject to specific risks inherent in the unique business environment in which it operates. In the case of equity accounted investments, we are required to record our share of income or loss from these investments and accordingly, our earnings may be negatively affected. Further, to the extent that the investment is a public company, the investment is subject to market forces which may fluctuate beyond our control. Certain of our private company holdings are illiquid and disposition may be difficult. We may realize lower proceeds of disposition in the event that we are required to dispose of an investment at a point in time when market prices are low. We mitigate this risk by utilizing our revolving credit facilities so that we can maximize the timing of any dispositions.

F U T U R E    A C C O U N T I N G    C H A N G E S

Consolidation of Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG 15"), which provides guidance for applying consolidation to certain entities that are subject to control on a basis other than ownership or voting interest. AcG 15 will become effective for all reporting periods beginning on or after November 1, 2004. We are currently evaluating the impact of applying these standards.

Real Estate Revenue Recognition

At present, revenues from leases that include contractual increases in basic rents are only accounted for on a straight line basis where such increases exceed expected increases in the projected Consumer Price Index. Under the new policy to be adopted by Dundee REIT, the total amount of revenue to be received from such leases will be accounted for on a straight line basis over the term of the respective lease. This change will be adopted on a prospective basis commencing on January 1, 2004.

Depreciation of Real Estate Revenue Producing Properties

At present, the sinking fund method of depreciating revenue producing properties is used. Effective January 1, 2004, Dundee REIT will depreciate its revenue properties on a straight line basis over their remaining estimated useful life. This change will be adopted on a prospective basis commencing on January 1, 2004.

Asset Retirement Obligations

The CICA recently issued CICA Handbook Section 3110 "Asset Retirement Obligations". The recommendation is effective for fiscal years beginning on or after January 1, 2004, and requires liability recognition for retirement obligations associated with tangible long lived assets. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and is amortized to expense over its useful life. The liability accretes until the entity expects to settle the retirement obligation. The total impact of this standard on our resource operations has not yet been determined.

Impairment of Long-Lived Assets

Under CICA Handbook Section 3063 "Impairment of Long-Lived Assets", which was issued in 2003, sets new standards for determining the amount of impairment, if any, of long-lived assets. Assets are grouped at the lowest level for which cash flows can be independently identified. Impairment should be recognized when the carrying value of an asset exceeds the sum of undiscounted cash flows expected from its use and eventual disposition. We do not expect this standard to have a significant impact to our consolidated financial results.

Hedging Relationships

In December 2001, the CICA issued CICA Accounting Guideline 13 "Hedging Relationships" ("AcG 13") which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. This guideline is effective for fiscal years beginning on or after July 1, 2003. We anticipate that the adoption of AcG 13 will not have a material impact on our consolidated financial statements.

Oil and Gas Accounting - Full Cost

In September 2003, the CICA issued CICA Accounting Guideline 16 "Oil and Gas Accounting -Full Cost" ("AcG 16") which is applicable to fiscal years beginning on or after January 1, 2004. The cumulative amount that would have been recognized in prior years had this Guideline been applied, less any amount previously recognized, should be recognized as a change in accounting policy and charged to opening retained earnings for the fiscal year in which this section is initially applied, without restatement of prior periods. The total impact on our financial statements has not yet been determined. The main features of AcG 16 are as follows:

  Reserve definitions have been made consistent with those in the Society of Petroleum Evaluation Engineers Handbook. These definitions are also utilized in the Canadian Securities Administrators' National Instrument 51-101.
  The impairment of a cost centre is recognized when its carrying amount is greater than its undiscounted future cash flows. In the recognition step, only proven reserves are allowed, and the prices used in estimating future cash flows should be based on the best information available to the enterprise. This would normally be consistent with quoted benchmark prices in the futures market, or based on reputable industry forecasts.

If impairment is recognized, the amount of impairment is determined as the excess of the carrying amount over the fair value. Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest. Both proven and some portion of probable reserves are also used in estimating fair value.

FORWARD LOOKING STATEMENTS

This Management's Discussion and Analysis contains forward looking statements about the Company, including its business operations, strategy and expected financial performance and conditions. Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions. Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, generally. These forward looking statements are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company. The reader is cautioned to consider these and other factors carefully and not place undue reliance on forward looking statements. The Company has no specific intention to update any forward looking statements whether as a result of new information, future events or otherwise. The risks, uncertainties and other factors that could influence actual results are described in the "Managing Risk" section of this Management's Discussion and Analysis and are based on information available as at April 30, 2004.

I N F O R M A T I O N   C O N C E R N I N G   D U N D E E   B A N C O R P

Additional information concerning Dundee Bancorp, including a copy of the Company's Annual Information Form ("AIF") may be found on SEDAR at www.sedar.com. The Company's 2003 AIF will be available in May 2004.

Toronto, Canada April 30, 2004.